

January 20, 2012

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re: Hygea Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed: January 6, 2012**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Management's Discussion and Analysis
Application of Critical Accounting Policies and Estimates
Revenues, page 29

1. Your discussion in response to comment one describes the restatement as a change in estimate due to a billing error. Please revise your discussion to appropriately describe this change as a correction of an error.

Consolidated Financial Statements
Revenues, page F-8

2. Your discussion in response to comment four that non-medical revenues are recognized on the accrual basis in the period it is earned is vague. Please include the following information in your disclosure:

    - Whether the license fees are billed for multiple periods. If so, how you determine that amount to be recognized (e.g. straight-line basis over the contract period).
    - How the consulting bills are determined. For example, the fee may be determined upfront for the whole contract or based on the inputs (e.g. hours). Describe when you consider the fees to be earned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or, if she is not available, Dan Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
       Stephen M. Fleming, Esq.
       Fleming PLLC
       49 Front Street, Suite 206
       Rockville Centre, New York 11570